Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three-Months Ending March 31, 2016	2015	2014	2013	2012	2011
	($ in thousands)
Earnings:
Consolidated pre-tax income	$(36,785)	$(163,749)	$92,871	$125,201	$158,590	$197,450
Add -
Fixed Charges	1,362	4,442	874	632	641	318
Amortization of Capitalized Interest	35	68	—	—	—	—

	1,397	4,510	874	632	641	318
Subtract -
Interest Capitalized	80	2,038	—	—	—	—

Earnings	$(35,468)	$(161,277)	$93,745	$125,833	$159,231	$197,768

Fixed Charges:
Interest Expensed	$900	$935	$135	$10	$78	$14
Interest Capitalized	80	2,038	—	—	—	—
Amortized Premiums, Discounts, and Capitalized Expenses	42	126	58	25	—	—
Interest Portion of Rental Expense	340	1,343	681	597	563	304

Total Fixed Charges	$1,362	$4,442	$874	$632	$641	$318

Ratio of Earnings to Fixed Charges	(a )	(a )	107	199	248	622
Earnings required to yield a 1:1 ratio	$36,830	$165,719	$—	$—	$—	$—

(a)	Due to losses incurred in this period, earnings were inadequate to cover fixed charges.